Exhibit 4.4

AZZ incorporated

FORM OF

PERFORMANCE AWARD AGREEMENT

This Performance Award Agreement (“Agreement”) is effective as of                     , 2006, between AZZ incorporated, a Texas corporation (the “Company”) and                          (the “Grantee”).

WHEREAS, the Company has adopted the AZZ incorporated 2005 Long-Term Incentive Plan (the “Plan”), pursuant to which the Company may grant the right to receive shares of Common Stock, $1.00 par value per share (the “Common Stock”), shares of Common Stock which are restricted as to transfer (shares so restricted hereinafter referred to as “Restricted Stock”), or cash of an equivalent value, or any combination thereof as the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) may determine (collectively, the “Performance Shares”) to any employee or director of the Company; and

WHEREAS, pursuant to the Plan, the Compensation Committee may grant the right to receive a fixed dollar amount payable in cash, shares of Common Stock, Restricted Stock or any combination thereof, as the Compensation Committee may determine (collectively, the “Performance Units” and together with Performance Shares, the “Performance Awards”) to any employee or director of the Company; and

WHEREAS, the Company desires to grant to the Grantee a Performance Award as provided for herein to encourage Grantee’s efforts toward the continuing success of the Company.

NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

1. [Performance Shares/Performance Units].

(a) Your right to receive all or any portion of the [Performance Shares/Performance Units] will be contingent upon the achievement of certain management objectives (the “Management Objectives”). The achievement of the Management Objectives will be measured during the period from [                    , 2005 through December 31, 2007] (the “Performance Period”).

(b) [The Management Objectives for the Performance Period will be based on Cash Flow (“Cash Flow”), Return on Invested Capital (“ROIC”) and the level of EBITDA in relation to debt (“Debt to EBITDA”). Each of the Management Objectives will be weighted thirty three and one-third percent (33 1/3%) and, therefore:

(i) thirty three and one-third percent (33 1/3%) of the total number of [Performance Shares/Performance Units] will be based on Cash Flow (the “Cash Flow [Performance Shares/Performance Units]”);

(ii) thirty three and one-third percent (33 1/3%) of the total number of [Performance Shares/Performance Units] will be based on ROIC (the “ROIC [Performance Shares/Performance Units]”); and

(iii) thirty three and one-third percent (33 1/3%) of the total number of [Performance Shares/Performance Units] will be based on Debt to EBITDA (the “Debt to EBITDA [Performance Shares/Performance Units]”).]

2. Earning of [Performance Shares/Performance Units].

(a) The Cash Flow [Performance Shares/Performance Units].

(i) If, upon the conclusion of the Performance Period, Cash Flow equals or exceeds [            ], but is less than [            ], a proportionate number of the Cash Flow [Performance Shares/Performance Units] shall become earned, as determined by mathematical interpolation and rounded up to the nearest whole share.

(ii) If, upon the conclusion of the Performance Period, Cash Flow equals or exceeds [            ], but is less than [            ], a proportionate number of the Cash Flow [Performance Shares/Performance Units] shall become earned, as determined by mathematical interpolation and rounded up to the nearest whole share.

(iii) If, upon the conclusion of the Performance Period, Cash Flow equals or exceeds [            ], 200% of the Cash Flow [Performance Shares/Performance Units] shall become earned.

(b) The ROIC [Performance Shares/Performance Units].

(i) If, upon the conclusion of the Performance Period, the Company’s ROIC exceeds the Company’s peer group ROIC by at least one percentage point and the Company’s ROIC is at least [            ], a percentage of the ROIC [Performance Shares/Performance Units] shall become earned. The actual number of ROIC [Performance Shares/Performance Units] earned will be determined by mathematical interpolation and rounded up to the nearest whole share.

(ii) Notwithstanding (i) above, for every whole percentage point greater than one that the Company’s ROIC Change surpasses or falls short of the Company’s Peer ROIC Change, the number of ROIC [Performance Shares/Performance Units] that become earned will be modified such that an additional fifteen (15) percentage points will be added or subtracted, as the case may be, from the percentage that becomes earned.

(A) For purposes of this Section 2(b), “Company ROIC Change” means the increase or decrease in the Company’s ROIC from fiscal year [2005 to fiscal year 2007].

(B) For purposes of this Section 2(b), “Company ROIC Peer Change” means the increase or decrease in the total ROIC for the Company’s peer group from fiscal year 2005 to fiscal year 2007.

(c) The Debt to EBITDA [Performance Shares/Performance Units].

(i) If, upon the conclusion of the Performance Period, Debt to EBITDA equals or exceeds [            ], but is less than [            ], 50% of the Debt to EBITDA [Performance Shares/Performance Units] shall become earned.

(ii) If, upon the conclusion of the Performance Period, Debt to EBITDA equals or exceeds [            ], but is less than [            ], 100% of the Debt to EBITDA [Performance Shares/Performance Units] shall become earned.

(iii) If, upon the conclusion of the Performance Period, Debt to EBITDA equals or exceeds [            ], but is less than [            ], 150% of the Debt to EBITDA [Performance Shares/Performance Units] shall become earned.

(iv) If, upon the conclusion of the Performance Period, Debt to EBITDA equals or exceeds [            ], 200% of the Debt to EBITDA [Performance Shares/Performance Units] shall become earned.

(d) In no event shall any [Performance Shares/Performance Units] become earned if actual performance falls below [            ] for each relevant Management Objective.

(e) If the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, the manner in which it conducts business or other events or circumstances render the Management Objectives to be unsuitable, the Compensation Committee may modify such Management Objectives or the related levels of achievement, in whole or in part, as the Compensation Committee deems appropriate; provided, however, that no such action may result in the loss of the otherwise available exemption of the award under Section 162(m) of the Internal Revenue Code of 1986, as amended.

(f) Your right to receive any [Performance Shares/Performance Units] is contingent upon your remaining a director of, or in the continuous employ of the Company or a subsidiary of the Company (a “Subsidiary”) through the end of the Performance Period. Following the Performance Period, the Compensation Committee shall determine the number of [Performance Shares/Performance Units] that shall have become earned hereunder. In all circumstances, the Compensation Committee shall have the ability and authority to reduce or increase, the amount of [Performance Shares/Performance Units] that become earned hereunder.

3. Change in Control.

If a Change in Control occurs during the Performance Period, the Company shall pay to you 100% of the [Performance Shares/Performance Units] within 15 days after the Change in Control.

4. Retirement, Disability or Death.

If your directorship with the Company or employment with the Company or a Subsidiary terminates before the end of the Performance Period due to (1) retirement at age 65 or older (2) permanent and total disability (as defined under the relevant disability plan or program of the Company or a Subsidiary in which you then participate), or (3) death, the Company shall pay to you or your executor or administrator, as the case may be, after the end of the Performance Period, the portion of the [Performance Shares/Performance Units] to which you would have been entitled under Section 2 above, had you remained a director of, or employed by the Company or a Subsidiary through the end of the Performance Period, prorated based on the portion of the Performance Period during which you were a director of, or employed by the Company or a Subsidiary.

5. Other Termination.

If your directorship with the Company or employment with the Company or a Subsidiary terminates before the end of the Performance Period, for any reason other than as set forth in Section 4 above, the [Performance Shares/Performance Units] will be forfeited.

6. Payment of [Performance Shares/Performance Units].

Payment of any [Performance Shares/Performance Units] will be made as soon as practicable after the receipt of audited financial statements of the Company relating to the last fiscal year of the Performance Period and the determination by the Compensation Committee of the level of attainment of the Management Objectives, but in no event shall such payment occur after [            ]. If the Company determines that it is required to withhold any federal, state, local or foreign taxes from any payment, the Company will withhold the amount of these taxes from the payment.

7. Non-Assignability.

The [Performance Shares/Performance Units] subject to this grant are personal to you and may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of by you until they become earned as provided in this Agreement; provided, however, that your rights with respect to such [Performance Shares/Performance Units] may be transferred by will or pursuant to the laws of descent and distribution. Any purported transfer or encumbrance in violation of the provisions of this Section 7, shall be void, and the other party to any such purported transaction shall not obtain any rights to or interest in such [Performance Shares/Performance Units].

8. Adjustments.

In the event of any change in the number of shares of Common Stock by reason of a merger, consolidation, reorganization, recapitalization, or similar transaction, or in the event of a stock dividend, stock split, or distribution to shareholders (other than normal cash dividends), the Compensation Committee shall adjust the number and class of shares subject to outstanding [Performance Shares/Performance Units] and other value determinations applicable to outstanding [Performance Shares/Performance Units]. No adjustment provided for in this Section 8 shall require the Company to issue any fractional share.

9. Miscellaneous.

(a) The contents of this Agreement are subject in all respects to the terms and conditions of the Plan as approved by the Board of Directors and the shareholders of the Company, which are controlling. The interpretation and construction by the Compensation Committee of any provision of the Plan or this Agreement shall be final and conclusive upon you, your estate, executor, administrator, beneficiaries, personal representative and guardian and the Company and its successors and assigns.

(b) The grant of the [Performance Shares/Performance Units] is discretionary and will not be considered to be an employment contract or a part of your terms and conditions of employment or of your salary or compensation. Your acceptance of this grant constitutes your consent to the transfer of data and information concerning or arising out of this grant to the Company and to non-Company entities engaged by the Company to provide services in connection with this for purposes of any applicable privacy, information or data protection laws and regulations.

(c) Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto. The terms and conditions of this Agreement may not be modified, amended or waived, except by an instrument in writing signed by a duly authorized executive officer at the Company.

Notwithstanding the foregoing, no amendment shall adversely affect your rights under this Agreement without your consent.

10. Notice.

All notices under this Agreement to the Company must be delivered personally or mailed to the Company at University Centre I, Suite 200, 1300 South University Drive, Fort Worth, Texas 76107, Attention: [            ]. The Company’s address may be changed at any time by written notice of such change to you. Also, all notices under this Agreement to you will be delivered personally or mailed to you at your address as shown from time to time in the Company’s records.

This Agreement, and the terms and conditions of the Plan, shall bind, and inure to the benefit of you, your estate, executor, administrator, beneficiaries, personal representative and guardian and the Company and its successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AZZ incorporated

By
David H. Dingus
President and Chief Executive Officer

GRANTEE:

[Name]